Exhibit (b)(2)

PERSONAL AND CONFIDENTIAL

April 15, 2009

Quantum Corporation

1650 Technology Drive, Suite 800

San Jose, CA 95110

Attn: Jon W. Gacek, Executive Vice President and Chief Financial Officer

Dear Jon:

Reference is made to our commitment letter, dated March 27, 2009 (the “Commitment Letter”), to Quantum Corporation. We hereby agree that the Commitment Letter shall be amended by replacing the term sheet attached to the Commitment Letter as Annex B with the revised term sheet attached to this letter as Schedule 1.

Very truly yours,

EMC INTERNATIONAL COMPANY

By:	/s/ Paul T. Dacier
	Name:	Paul T. Dacier
	Title:	Director

ACCEPTED AS OF THE DATE ABOVE:

QUANTUM CORPORATION

By:	/s/ Jon W. Gacek
	Name:	Jon W. Gacek
	Title:	Executive Vice President and Chief Financial Officer

SCHEDULE 1

REVISED TERM SHEET

(Attached)

Annex B

Quantum Corporation

Summary of Terms and Conditions of the Term Facility

This Summary of Terms and Conditions outlines certain terms of the Term Facility referred to in the Commitment Letter, of which this Annex B is a part. Certain capitalized terms used herein are defined in the Commitment Letter.

Borrower:	Quantum Corporation, a Delaware corporation (the “Company”).

Guarantors:	None.

Use of Proceeds:	Exclusively to refinance up to $142 million aggregate principal amount of the Company’s existing 4.375% Convertible Subordinated Notes Due 2010 (the “Existing Notes”) issued on July 20, 2003.

Lender:	EMC International Company, an entity organized under the laws of the Republic of Ireland having its principal place of business in Bermuda, or its designee (the “Lender”).

Amount and Funding of Term Facility:	Up to $100,000,000 Term Loan Facility, available in a single draw on the Closing Date (the “Term Facility”).

Maturity Date:	The earliest to occur of (i) September 30, 2014, (ii) if there shall have occurred (A) any replacement, refunding (but not including any repayment in full of the Secured Obligations as described in clause (iii) below) or refinancing of the Company’s Senior Secured Credit Agreement dated as of July 12, 2007, among the Company, as the borrower, Credit Suisse, as the administrative agent and collateral agent, and the lenders party thereto (the “Existing Senior Secured Credit Agreement”), or (B) any amendment or restatement having the effect of any of the foregoing or entered into in connection with any transfer of a substantial portion of the commitments or loans under the Existing Senior Credit Agreement in one transaction or a series of related transactions, the later of one day after such occurrence or August 1, 2010 or (iii) if the Secured Obligations (as defined in the Existing Senior Secured Credit Agreement) shall have been paid in full, the later of one day after such payment in full or August 1, 2010 (the “Maturity Date”); provided, however, that if the Maturity Date occurs pursuant to clause (iii) hereof, the Company may elect in its discretion, provided that no default under the Term Facility then exists, and subject to the representations and warranties set forth in the Loan Documents being true and correct as of such date and other customary closing conditions, instead of paying all amounts then due in cash, to issue Exchange Notes (having the terms described herein) in a principal amount equal to all amounts due under the Term Facility.

Closing Date:	The date on which all conditions to closing, including, without limitation, the conditions precedent listed on Annex C attached to the Commitment Letter, shall have been satisfied (the “Closing Date”); provided that the Lender shall have no obligation to close on the Term Facility if the Closing Date shall not have occurred prior to May 31, 2009.

Interest Rate:	All amounts outstanding under the Term Facility shall bear interest at 12% per annum payable quarterly in arrears and computed on the basis of a 365/6-day year. At any time an event of default under the Term Facility has occurred and is continuing, amounts outstanding under the Term Facility shall bear interest at 14% per annum.

Ranking:	The obligations under the Loan Documents will constitute senior subordinated indebtedness of the Company, junior to the “Obligations” under the Existing Senior Secured Credit Agreement and senior to all other indebtedness of the Company. The obligations under the Loan Documents will not constitute “Designated Senior Indebtedness” (or any comparable term) with respect to any subordinated indebtedness of the Company.

Voluntary Prepayments:	To the extent not prohibited by the Existing Senior Secured Credit Agreement, the Company may, at its option, prepay the loan in whole at any time or in part from time to time, each such prepayment to be accompanied by all accrued and unpaid interest thereon.

Mandatory Prepayments:	To the extent not prohibited by the Existing Senior Secured Credit Agreement, in the event that a Fundamental Change (as defined in the Existing Notes indenture) shall occur at any time prior to the Maturity Date, the holders of any outstanding loans under the Term Facility shall have the right to require the Company to purchase for cash any such outstanding loans under the Term Facility at a price equal to the outstanding principal amount plus accrued and unpaid interest thereon.

Security:	The Term Facility will initially not be secured.

Representations and Warranties:	The Term Facility will contain such customary and appropriate representations and warranties by the Company as are usual and customary for financings of this kind and as are mutually acceptable to both the Lender and the Company .

Covenants:	The Term Facility will initially contain affirmative and negative covenants substantially the same as those in the Existing Notes indenture.

Events of Default:	The Term Facility will initially include events of default (and, as appropriate, grace periods) substantially the same as those in the Existing Notes indenture.

Terms of Exchange Notes:	In the event the Company issues Exchange Notes pursuant to the terms hereof (the “Exchange Notes”), such Exchange Notes shall have terms and conditions that are substantially the same as those set forth in the Term Facility, except for the following terms and conditions which shall be substantially the same as those set forth in the Existing Senior Secured Credit Agreement (i) a first priority security interest in all assets of the Company, including without limitation, all personal, real and mixed property of the Company, and a first priority security interest in 100% of the capital stock of each subsidiary of the Company and all intercompany debt, (ii) affirmative and negative covenants including those relating to Liens, Indebtedness, Investments, Fundamental Changes, Dispositions, Restricted Payments, changes in the nature of the Company’s business, transactions with Affiliates, burdensome agreements, Capital Expenditures, changes to organizational documents, accounting changes and prepayments of Indebtedness, but specifically excluding financial covenants and (iii) events of default including (a) payment defaults, (b) representations and warranties not true and correct, (c) covenant defaults, (d) cross-default to other material indebtedness, (e) bankruptcy of the Company or any of its subsidiaries, (f) defaults relating to guaranties and security agreements, (g) judgment defaults, (h) change of control or (i) loss of any material license, consent, registration or approval required under applicable law for the Company or any of its subsidiaries to operate (with customary cure periods), which is reasonably likely to have a material adverse effect. Capitalized terms in this term having the meanings assigned in the Existing Senior Credit Agreement.

Conditions to Closing:	The obligation of the Lender to make, or cause one of their respective affiliates to make, loans under the Term Facility will be subject to closing conditions deemed appropriate by the Lender for financings of this kind generally and for this transaction in particular, including, without limitation, the conditions precedent listed on Annex C attached to the Commitment Letter.

Assignments and Participations:	The Lender may assign all or a portion of its interests, rights and obligations under the Term Facility to any of its affiliates.

Taxes:	The Term Facility will provide that all payments are to be made free and clear of any taxes (other than franchise taxes and taxes on overall net income), imposts, assessments, withholdings or other deductions whatsoever.

Indemnity:	The Term Facility will provide customary and appropriate provisions relating to indemnity and related matters in a form reasonably satisfactory to the Lender.

Governing Law and Jurisdiction:	The Term Facility will provide that the Company will submit to the non-exclusive jurisdiction and venue of the federal and state courts of the State of New York and shall waive any right to trial by jury. New York law shall govern the documents related to the Term Facility.

Other Agreements:	Immediately prior to the entry into the definitive agreement with respect to the Term Facility, (i) the Third Amended and Restated Embedded Software License and Distribution Agreement by and between the Company and EMC Corporation (the “OEM Agreement”) shall remain in full force and effect and (ii) the Company and EMC Corporation will enter into a warrant agreement as contemplated by the OEM Agreement (the “Warrant Agreement”), on terms and conditions that are mutually acceptable to Lender and the Company.